CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2011
Earnings from continuing operations	$35,694		$65,724		$141,879
Income taxes	15,879		30,279		73,656
Earnings from continuing operations before income taxes	$51,573		$96,003		$215,535
Fixed charges:
Interest, long-term debt	$20,798		$41,641		$79,206
Interest, other (including interest on short-term debt)	3,242		6,917		6,729
Amortization of debt expense, premium, net	598		1,196		2,335
Portion of rentals representative of an interest factor	120		231		441
Interest of capitalized lease	452		914		1,865
Total fixed charges	$25,210		$50,899		$90,576
Earnings from continuing operations before income taxes	$51,573		$96,003		$215,535
Plus: total fixed charges from above	25,210		50,899		90,576
Earnings from continuing operations before income taxes and fixed charges	$76,783		$146,902		$306,111
Ratio of earnings to fixed charges	3.05	x	2.89	x	3.38	x